FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

TABLE OF CONTENTS

Item
1.	Material Fact

2

CELULOSA ARAUCO Y CONSTITUCION S.A.

Registered in the Securities’ Registry N° 042

Santiago (Chile), June 8, 2005

Mesrrs. Chilean Securities Commission

Ladies and Gentlemen:

Re: COMMUNICATES MATERIAL INFORMATION.

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., both domiciled in the Metropolitan Region of Chile, Avenida El Golf 150, 14th Floor, Commune of Las Condes, a company registered in the Securities Registry with Nº 42, Tax Identification Number: 93,458,000-1, and as duly empowered by the Board of Directors to provide this information, hereby communicates to the Chilean Securities Commission the following material information with respect to the Company and its shares pursuant to article 9 and the second paragraph of article 10 of Law 18,045:

At 9.00 AM of today, in a meeting of the Board of Directors of Celulosa Arauco y Constitución S.A. (the “Company” or ARAUCO”), important decisions have been taken regarding the pulp mill located at San Jose de la Mariquina (Valdivia) (the “Valdivia Mill”) as well as others related to the Company’s management:

1.-	The Board of Directors has decided voluntarily and with immediate effect to shut down the Valdivia Mill. This shut down is to be maintained until the technical-juridical conditions under which the Valdivia Mill can operate are clarified with the authorities. The Valdivia Mill is certified as one of the most modern mills in the world, it has all the governmental permits in line, it respects all the parameters and all monitoring procedures, and it has not been proved that its operations have the negative effects that have been attributed to it. The Company is fully convinced that the Valdivia Mill’s operation has not affected the Cruces River. Nevertheless, the Board of Directors deems that the Valdivia Mil cannot operate under the current degree of uncertainty. The Board of Directors trusts, furthermore, that its shut down will contribute to a calm, objective and scientific analysis on the Carlos Andwandter nature sanctuary (Santuario de la Naturaleza Carlos Andwanter).

2.-	With respect to the Company’s management, the Board of Directors has decided as follows:

a.-	To accept the resignation submitted by the Chief Executive Officer, Mr. Alejandro Pérez Rodríguez.

b.-	To appoint Mr. Matías Domeyko Cassel, until today Chief Financial Officer, as the new Chief Executive Officer of the Company.

3.-	After the finishing of the Board of Directors’ meeting, these changes were communicated by the Chairman of the Board, both Vice Chairmen and Mr. Alejandro Pérez himself to the Company executives, who were especially summoned for this purpose. The Board of Directors and the Company’s executives have expressed to Mr. Alejandro Pérez our recognition for his contribution in making of this Chilean company one of the leading forestry companies in the world. The Board of Directors expressed its thanks to Mr. Alejandro Pérez for his gesture, which reflects his loyalty, effort, courage and generosity, which have characterized his mandate.

The financial effects of the paralization which I have been referring to are the following for each day that activities at the Valdivia Mill are stopped: a loss of sales of up to U.S.$1,000,000 per day; and a loss of profit of up to U.S.$250,000 per day. Notwithstanding the above, because we cannot estimate the duration of the stoppage, we are not in a position to completely asses the effect that this measure could have on the financial statements of ARAUCO or on the value of the shares of the company, which will depend on the future evolution of the situation. In any case, the Board of Directors will inform you of its views on this situation once it has had a chance to obtain more information.

Sincerely yours,

CELULOSA ARAUCO Y CONSTITUCION S.A.

Matías Domeyko Cassel

Chief Executive Officer

c.c.	Bolsa de Comercio de Santiago-La Bolsa Nº 64- Santiago.
Bolsa Electrónica de Chile- Huérfanos 770, 14th Floor- Santiago
Bolsa de Valores de Valparaíso- P.O. Box 218-V- Valparaíso

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: June 9, 2005	By:	/s/ MATIAS DOMEYKO
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer